UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Updates 4Q08 and 2009 Outlook
We, LDK Solar Co., Ltd., a leading manufacturer of solar wafers, have provided an updated outlook for the fourth quarter of 2008. Based upon preliminary data for the fourth quarter, we estimate revenue to be in the range of $425 to $435 million, wafer shipments between 245 to 255 megawatts, or MW, and gross margin between 10% and 13%. This compares to our previously issued guidance for the fourth quarter of 2008 of revenue in the range of $555 to $565 million, wafer shipments between 260 to 270 MW, and gross margin between 18% and 21%. Our capacity reached 1,460 MW at the end of 2008.
During the fourth quarter of 2008, we experienced lower demand as customers requested to delay shipments until 2009 in light of the current global economic crisis and tight credit markets. The decrease in overall wafer shipments during the quarter was partially offset by higher than expected OEM wafer shipments. We also experienced a delay in ramping production at our 1,000-metric-ton polysilicon plant due to issues in the final stages of plant commissioning. While the optimization process has taken longer than expected, the plant is currently in production, and is expected to ramp up to its designed full capacity in mid-2009. Construction of the 15,000-metric-ton polysilicon plant remains on schedule and we expect to commence silicon production at this facility during the second quarter of 2009.
As a result of these dynamics affecting the global business environment, we expect 2009 fiscal year results to be impacted by lower average selling prices and lower wafer shipment volumes than previously anticipated. Our updated outlook for the full year of fiscal 2009 is as follows:
•	Revenue to be in the range of $2.3 billion to $2.5 billion;

•	Wafer shipments in the range of 1.57 to 1.67 gigawatts, or GW;

•	Annualized wafer production capacity to be 2.3 GW by the end of 2009;

•	Gross margin between 22% and 27%; and

•	Production of between 3,000 and 5,000 metric tons of polysilicon in 2009.
“Late in the fourth quarter, we experienced a slowdown in our business related to the current global financial crisis,’” stated Xiaofeng Peng, our Chairman and CEO. “Despite a difficult operating environment, we remain focused on executing our growth strategy and believe that our competitive positioning as the largest and lowest-cost wafer producers in the solar industry will provide us with a competitive edge for navigating through these challenging times. We continue to have a solid cash position, with more than $380 million, in addition to unused credit facilities totaling in excess of $850 million, and will continue to conservatively manage our resources. Our operations remain at full capacity, with contract backlog remaining strong for 2009.”
The business outlook for the three months ended December 31, 2008 and for the full year ending December 31, 2009 is an estimate. Results are subject to change based on further review by our management. We plan to report full fourth quarter and fiscal year 2008 results in late February or early March 2009. Once the reporting date is finalized, we will issue a press release announcing the date and details of our fourth quarter and fiscal year 2008 conference call.
Our press release is attached as Exhibit 99.1 hereto.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: January 7, 2009

EXHIBIT 99.1: PRESS RELEASE
LDK Solar Updates 4Q08 and 2009 Outlook
SUNNYVALE, Calif. and XINYU CITY, China, January 5, 2009 — LDK Solar Co., Ltd. (NYSE: LDK), a manufacturer of multicrystalline solar wafers, today provided an updated outlook for the fourth quarter of 2008. Based upon preliminary data for the fourth quarter, LDK Solar estimates revenue to be in the range of $425 to $435 million and wafer shipments between 245 to 255 MW and gross margin between 10% and 13%. This compares to its previously issued guidance for the fourth quarter of 2008 of revenue in the range of $555 to $565 million and wafer shipments in the range of 260 to 270 MW, and gross margin between 18% and 21%. Our capacity reached 1,460 MW at the end of 2008.
During the fourth quarter of 2008, LDK Solar experienced lower demand as customers requested to delay shipments until 2009 in light of the current global economic crisis and tight credit markets. The decrease in overall wafer shipments during the quarter was partially offset by much higher than expected OEM wafer shipments. The company also announced that it experienced a delay in ramping production at its 1,000 MT polysilicon plant due to issues in the final stages of plant commissioning. While the optimization process has taken longer than expected, the plant is currently in production, and is expected to ramp up to its designed full capacity in mid 2009. Construction of the 15,000 MT polysilicon plant remains on schedule and the Company expects to commence silicon production in this facility during the second quarter of 2009.
As a result of these dynamics affecting the global business environment, LDK Solar expects 2009 fiscal year results to be impacted by lower ASPs and lower wafer shipment volumes than previously anticipated. The company’s updated outlook for the full year of fiscal 2009 is as follows:
•	Revenue to be in the range of $2.3 billion to $2.5 billion;

•	Wafer shipments in the range of 1.57 GW to 1.67 GW;

•	Annualized wafer production capacity to be 2.3 GW by the end of 2009;

•	Gross margin between 22% and 27%; and

•	Production of between 3,000 and 5,000 MT of polysilicon in 2009.
“Late in the fourth quarter, we experienced a slowdown in our business related to the current global financial crisis,’” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Despite a difficult operating environment, we remain focused on executing our growth strategy and believe that our competitive positioning as the largest and lowest-cost wafer producers in the solar industry will provide us with a competitive edge for navigating through these challenging times. We continue to have a solid cash position, with more than $380 million, in addition to unused credit facilities totaling in excess of $850 million and will continue to conservatively manage our resources. Our operations remain at full capacity, with contract backlog remaining strong for 2009.”
The business outlook for the three months ended December 31, 2008 and for the full year ending December 31, 2009 is an estimate. Results are subject to change based on further review by the management. LDK Solar plans to report full fourth quarter and fiscal year 2008 results in late February or early March 2009. Once the reporting date is finalized, LDK Solar will issue a press release announcing the date and details of its fourth quarter and fiscal year 2008 conference call.
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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